RETALIX LTD.
10 Zarhin Street
Ra’anana 43000, Israel

September 6, 2007

VIA EDGAR AND FACSIMILE

Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Retalix Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed June 21, 2007
Form 6-K Filed May 21, 2007
File No. 000-29742

Dear Mr. Kronforst:

The purpose of this letter is to respond to your letter of August 22, 2007 with respect to the above-captioned filings. For ease of reference, your original comment is followed by our response.

From 20-F for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

Consolidated Statements of Income, page F-5

1.
We believe that the classification of revenues related to arrangements to deliver customized software accounted for under SOP 81-1 should be consistent with the inseparability of the software and services imposed by GAAP. Please re-evaluate your compliance with Rule 5-03 of Regulation S-X in light of this guidance. This evaluation should include determining how to classify this revenue (e.g., separate line item) and whether your previous filings are in compliance with Rule 5-03.

Response: In response to the Staff’s comment, please be advised that the revenues related to arrangements to deliver customized software are accounted for in accordance with the provisions of SOP 81-1. For this revenue stream, the Company has allocated the revenue between product sales and revenues from services and projects, as follows:

United States Securities and Exchange Commission

September 6, 2007

Year ended December 31,	2006	2005	2004
	(U.S. Dollars – in thousands, except %)
A. Total revenues as reported:
Product sales	73,195	91,692	77,494
Services and projects	130,549	95,679	45,460
Total revenues	203,744	187,371	122,954
B. Revenues from bundled transactions:	5,627	4,549	255
Amounts recorded within product sales	1,565	1,729	209
Amounts recorded within services and projects	4,062	2,820	46
Total	5,627	4,549	255
C. Percentage of the relevant revenue line-item:
Amounts recorded within product sales	2.1%	1.9%	0.3%
Amounts recorded within services and Projects	3.1%	2.9%	0.1%

The Company recognizes the Staff’s comments with regard to GAAP and Regulation S-X, but respectfully submits that the amounts are immaterial to the Company’s consolidated financial results and thus do not warrant presentation as a separate line item. Furthermore, the Company’s current classification does not materially affect the revenue amount or the gross profit of either of these revenue classifications. The Company will continue to monitor such transactions and at the point when the amounts become more significant, the Company will separately disclose the revenues and cost of sales recognized for these transactions.

We acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings with the U.S. Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to any of our filings; and

United States Securities and Exchange Commission

September 6, 2007

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please call me at 972-(9) 776-6677 or our attorneys, Mr. Howard E. Berkenblit, Esq. at (617) 338-2979 or Yair Estline, Esq. at (212) 660 5001, if you have any questions or require additional information.

Respectfully,

RETALIX LTD.

_/s/ Daniel Moshaioff _____
By: Daniel Moshaioff
Title: Chief Financial Officer

cc:        Howard E. Berkenblit, Esq.
Yair Estline, Esq.